SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
[redacted]
, D.C.

08005537

Our Ref: 19160-10120

SEC Mail Processing Section
OCT 14 2008
Washington, DC
101

October 10, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find a Share Buyback Report which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
OCT 28 2008
THOMSON REUTERS

Carrie Li

Encl.

HK1 396903v.22

10/23

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

9 October 2008

Dear Sir,

Name of Company: Tingyi (Cayman Islands) Holding Corp.

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
9 October 2008	380,000	On the Exchange	8.32	8.17	3,131,500
Total	380,000				3,131,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 1,234,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{1,234,000 \times 100}{5,588,705,360}\right)$$ 0.022%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 21 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Submitted by:
IP Pui Sum
Company Secretary
for and on behalf of
Tingyi (Cayman Islands) Holding Corp.

END